UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2021

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report on Form 6-K is incorporated by reference into  the Registration Statement on Form F-3 of the Registrant filed with the Securities and Exchange Commission on August 6, 2018 (File 333-226611).

   Q1 2021 Earnings Presentation    May 6, 2021

 DISCLAIMER  Forward Looking StatementsThis presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "aim," "anticipate," "believe," "continue," "could," "estimate," "expect," "forecast," "guidance," "intend," "is likely to," "may," "plan," "potential," "predict," "projected," "should" or "will" or the negative of such terms or other similar expressions or terminology.By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of anticipated or unanticipated events or circumstances.Investors should read the section entitled "Item 3.D—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4B. Information on the Company—Business Overview", each in our Annual Report for the fiscal year ended December 31, 2020, filed on Form 20-F, for a more complete discussion of the risks and factors that could affect us.Forward-looking statements include, but are not limited to, statements relating to: expected value, payments and closing timelines for investments; business synergies from investments; equity investment and project growth strategy; accretive investment opportunities; strategic business alternatives to ensure optimal company value; estimated returns and cash available for distribution (“CAFD”) estimates, including CAFD per share growth strategy and targets, CAFD estimates per currency, geography and sector, including as a result of project debt refinancing; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our long-term contracts; self-amortizing project debt structure and related debt reduction; the use of non-GAAP measures as a useful predicting tool for investors; the possibility to extend asset life; cost improvements from debt refinancing; dividends; and various other factors, including those factors discussed under “Item 3.D—Risk Factors” and “Item 5.A—Operating Results” in our Annual Report for the fiscal year ended December 31, 2020 filed on Form 20-F.The CAFD and other guidance incorporated into this presentation are estimates as of March 1, 2021. These estimates are based on assumptions believed to be reasonable as of the date Atlantica published its 2020 Financial Results. Atlantica disclaims any current intention to update such guidance, except as required by law. Non-GAAP Financial Information This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA including unconsolidated affiliates, Adjusted EBITDA including unconsolidated affiliates as a percentage of revenues (margin) and CAFD. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD and Adjusted EBITDA) in this presentation provides useful information to investors.In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA including unconsolidated affiliates by providing constant currency growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages    Q1 2021 dividend of $0.43 per share      New investment announced: a 49% interest in a 596 MW Wind Portfolio in the US for approx. $196.5 million2      +7.6% year-over-year CAFD growth in Q1 2021 up to $51.2 million    Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 24).Subject to certain customary adjustments.    Closed two previously announced investments:Coso, a 135MW contracted renewable energy plant in CaliforniaChile PV2, a 40MW solar plant in Chile, through our investment platform       +11.8% year-over-year Revenue growth in Q1 2021 up to $235.2 million and +2.5% Adj. EBITDA incl. unconsolidated affiliates1 growth up to $170.1 million

     US $ in millions     2021    2020    ∆ Reported    Revenue    235.2    210.4    +11.8%    Adjusted EBITDA incl. unconsolidated affiliates1    170.1    166.0    +2.5%     Margin2    72%    79%        CAFD    51.2    47.6    +7.6%    First Quarter  HIGHLIGHTS7.6% CAFD Growth in Q1 2021  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 24).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 26).

 Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 24).Adjusted EBITDA Margin including unconsolidated affiliates is defined as Adjusted EBITDA including unconsolidated affiliates divided by revenue (see reconciliation on page 26).  HIGHLIGHTSPerformance by Sector and Region  WATER  Q1 2021  Q1 2020  ∆  13.5  6.6  +105%  9.8  5.9  +66%  73%  90%    RENEWABLES  Q1 2021  Q1 2020  ∆  166.7  150.8  11%  115.9  113.7  2%  70%  75%    EFFICIENT NATURAL GAS  Q1 2021  Q1 2020  ∆  28.4  26.4  +8%  23.2  24.5  (5)%  82%  93%    TRANSMISSION  Q1 2021  Q1 2020  ∆  26.6  26.6  +0%  21.2  21.9  (3)%  80%  82%        By Sector  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2  EMEA    NORTH AMERICA    Q1 2021  Q1 2020  ∆  60.6  59.3  +2%  40.3  52.7  (24)%  67%  89%    SOUTH AMERICA    Q1 2021  Q1 2020  ∆  136.3  115.5  +18%  99.8  84.9  +18%  73%  74%    By Region  US $ in millions  Revenue  Adjusted EBITDA incl. unconsolidated affiliates1  Margin2    Q1 2021  Q1 2020  ∆  38.3  35.7  +7%  30.0  28.4  +6%  78%  80%

 Includes curtailment in wind assets for which we receive compensation.Represents total installed capacity in assets owned or consolidated for the first quarter of 2021 and 2020, regardless of our percentage of ownership in each of the assets.GWh produced includes 30% of the production from Monterrey.Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.Includes 43 MW corresponding to our 30% share in Monterrey.  WATER  RENEWABLES  TRANSMISSION & TRANSPORTATION          EFFICIENT NATURAL GAS      Q1 2021    Q1 2020  Availability4  97.5%    101.8%  Mft3 in operation2  17.5    10.5    Q1 2021    Q1 2020  GWh produced1  606    526  MW in operation2  1,591    1,496    Q1 2021    Q1 2020  GWh produced3  542    644  Availability4  98.3%    102.4%  MW in operation5  343    343    Q1 2021    Q1 2020  Availability4  100.0%    99.9%  Miles in operation  1,166    1,166  KEY OPERATIONAL METRICSSteady Operational Performance

 Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates (see reconciliation on page 24).Consolidated cash as of March 31, 2021 increased by $190.3 million vs December 31, 2020 including FX translation differences of $(9.1) million.  US $ in millions   2021    2020  Adjusted EBITDA incl. unconsolidated affiliates1  170.1    166.0  Share in Adjusted EBITDA of unconsolidated affiliates  (3.3)    (3.6)  Net interest and income tax paid  (30.7)    (11.4)  Variations in working capital   17.0    (59.3)  Non-monetary adjustments and other  (6.4)    (6.0)  OPERATING CASH FLOW  146.7    85.7                  INVESTING CASH FLOW  (6.3)    (0.8)  FINANCING CASH FLOW   59.1    59.8  Net change in consolidated cash2  199.5    144.7  CASH FLOWOperating Cash Flow  First Quarter

 NET DEBT POSITION1  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Corporate Net Debt defined as indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor minus cash and cash equivalents held at Atlantica Sustainable Infrastructure plc. Project Net Debt is defined as indebtedness where one of our project subsidiaries is the primary obligor minus cash and cash equivalents held by our project subsidiaries.Net corporate leverage is calculated as corporate net debt divided by midpoint 2021 CAFD guidance before corporate debt service. For net corporate leverage ratio calculation purposes, corporate net debt as of March 31, 2021, has been calculated to include $130M equity investment paid in April 2021 and $40M of project debt pre-payment expected to occur in July 2021. As a result, net corporate debt increased by $170M to $701M. CAFD has not been changed. Absent such adjustment to corporate cash and net corporate debt, the ratio of corporate net debt / CAFD pre-corporate debt service was 2.0x.   US $ in millions  As of Mar. 31,2021    As of Dec. 31,2020  Corporate Net Debt2  531.1    658.5  Project Net Debt3  4,575.6    4,704.3  NET DEBTCorporate Leverage      Corporate net debt / CAFD pre corporate debt service, including impact of Coso investment4  2.6x

   NEW INVESTMENTA 596 MW Wind Portfolio in the US  4 wind assets in Illinois, Texas, Oregon and Minnesota ~$197 million investment1 Proven track recordClosing expected in Q3 2021  Increases and diversifies presence in North AmericaIncreases presence in renewablesFully contracted revenues with PPAs with investment grade offtakers  Acquisition of a 49% interest in a 596 MW Wind Portfolio in the US  INVESTMENT HIGHLIGHTS    ~5.9x EV2 / EBITDA3 No project debt as of todaySubstantial value post PPA, including repowering opportunities  Subject to certain customary adjustments.(2) Entreprise Value is defined as the expected investment divided by the 49% equity interest agreed to be acquired. The asset has no debt.  (3) EBITDA is calculated as profit/(loss) of the portfolio for the year 2020 after adding back depreciation, amortization and impairment charges. There were no financing costs or income tax in 2020 in this portfolio (see reconciliation on page 26).

 Appendix    Q1 2021 Results Presentation

 ESG FOCUSStrong ESG Ratings in 2021  Renewable Power Production  #1 out of 67  Utilities  #1 out of 574  Global Universe   #21 out of 13,568    Risk score of 7.6, improved versus 2020“Negligible risk of experiencing material financial impacts” 1 from ESG factors“Strong management of material ESG issues”1  “Leadership: Implementing current best practices”1    #1 Globally in Renewable Power and Utilities (ESG Risk Rating)  “A-” Rating     100 Most Sustainable Corporations in the World  12th Globally, 2nd in Power  According to Sustainalytics ESG Risk Rating Summary Report dated February 22, 2021 and CDP Score Report - Climate Change 2020. For further information please see both reports on our website.  Feb. 2021  Jan. 2021  Jan. 2021

 LIQUIDITY AND DEBT MATURITIES SUMMARYHealthy Balance Sheet and Strong Liquidity    Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term  >$870 million  @ 31/03/21  Corporate Liquidity  ~4.8 years average maturity2 of current corporate debt  RCF’s maturity extended to December 2023 on March 1, 2021. New total limit is $450.0 million, of which $440.0 million are available as of March 31, 2021~$874 million available liquidity, out of which $434.2 million is corporate cash as of Mar. 31, 2021  Corporate Debt Maturities1  Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.Corporate Debt Maturities as of March 31, 2021.Corporate Liquidity means cash and cash equivalents held at Atlantica Sustainable Infrastructure plc as of March 31, 2021 plus available capacity under the Revolving Credit Facility as of March 31, 2021.Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.   2  2  3  4

 CORPORATE DEBT DETAILSCorporate Debt as of March 31, 2021No significant maturities in the short term  Exchange rates as of March 31, 2021 (EUR/USD = 1.1774).Amounts include principal amounts outstanding, unless stated otherwise.RCF’s maturity was extended to December 31, 2023 on March 1, 2021. As of March 31, 2021, letters of credit with face value in an amount equal to $10 million were outstanding and $440 million were available under the RCF. Total new RCF limit of $450 million.Other facilities include the commercial paper program, accrued interest payable and other debts.  US $ in millions1    Maturity    Amounts2  Credit Facilities  (Revolving CF)3  2023    -    (Other facilities)4  2021 – 2025    31.5  2019 NIFA5(€ denominated)    2025    331.9  Green Exchangeable Bond6    2025    102.7  Green Senior Secured Notes7(€ denominated)    2026    338.4  2020 NIFA8 (€ denominated)    2027    160.9  Total        965.3  (5) 2019 NIFA refers to the senior unsecured note facility dated April 30, 2019, of €268 million.Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.Senior secured notes dated April 1, 2020, of €290 million.(8) 2020 NIFA refers to the senior unsecured note facility dated July 8, 2020, of €140 million.

 Exchange rates as of March 31, 2021 (EUR/USD = 1.1774) and December 31, 2020 (EUR/USD = 1.2216).Restricted cash is cash which is restricted generally due to requirements of project finance agreements.  US $ in millions1  As of March 312021    As of Dec. 312020  Corporate cash at Atlantica  434.2    335.2  Existing available revolver capacity  440.0    415.0  Total Corporate Liquidity  874.2    750.2          Cash at project companies  624.6    533.3   - Restricted2  310.7    279.8   - Other  313.9    253.5  LIQUIDITYLiquidity Position

       Weighted Average Life  Project debt term  (2) Regulation term in the case of Spain and Chile TL3.    PPAs with predefined prices for ~16 years on average1     Refinancing opportunities could increase CAFD in earlier years    Possibility to extend life in many assets (excluding ATN and ATS)    Tails in most assets after debt amortization  Contract term2  LONG-TERM STABLE CASH FLOWPortfolio of Assets  Represents weighted average years remaining as of March 31, 2021 including announced acquisitions as of April 7, 2021.

 Key principle: non-recourse project financing in ring-fenced subsidiaries100% project debt self-amortizing progressively before the end of the contracted lifeLow interest rate risk, with +90% of interest rates fixed or hedged    ~$1.9B planned debt reduction in the next 5 years  FINANCING Self-Amortizing Project Debt Structure1  Project debt amortization schedule as of December 31, 2020.

       1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  Revenues      221,452   283,338  293,373  213,289  1,011,452    210,403   255,344  302,987  244,526  1,013,260    235,190  Adj. EBITDA incl. unconsolidated affiliates      181,106  229,352  247,668  163,429  821,555    165,962  214,107  240,958  175,096  796,123    170,070  Adj. EBITDA margin (%)      81.8%  80.9%  84.4%  76.6%  81.2%    78.9%  83.9%  79.5%  71.6%  78.6%    72.3%  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates      (2,017)  (2,043)  (3,062)  (3,229)  (10,351)    (3,553)  (3,959)  (3,943)  (3,013)  (14,468)    (3,298)  Adjusted EBITDA      179,089  227,309  244,606  160,200  811,204    162,409  210,148  237,015  172,083  781,655    166,772  Dividends from unconsolidated affiliates      -   -  26,945  3,498  30,443    5,120   5,262  9,758  2,106  22,246    8,799  Non-monetary items      (14,632)  (7,729)  (10,288)  (4,783)  (37,432)    (4,334)  (3,683)  (5,327)  (8,289)  (21,633)    (6,177)  Net interest and income tax paid      (13,925)  (129,405)  (24,339)  (131,845)  (299,514)    (11,436)  (119,517)  (31,625)  (124,661)  (287,239)    (30,663)  Principal amortization of indebtedness net of new indebtedness at projects      (15,176)  (93,935)  (22,115)  (123,568)  (254,794)    (14,898)  (75,301)  (18,963)  (151,260)  (260,422)    (22,693)  Deposits into/withdrawals from debt service accounts1      21,461  25,564  (52,463)  4,721  (717)    32,921  17,605  8,844  27,807  87,177    (26,576)  Change in non-restricted cash at project companies1      (61,445)  69,866  (58,847)  119,707  69,281    (50,467)  31,257  (94,192)  34,784  (78,618)    (63,265)  Dividends paid to non-controlling interests      -  (5,105)  (18,978)  (5,156)  (29,239)    (4,915)  (9,246)  (6,833)  (1,950)  (22,944)    (4,215)  Changes in other assets and liabilities      (50,253)  (37,183)  (38,792)  27,271  (98,957)    (66,842)  (6,808)  (46,724)  100,843   (19,531)    29,255                                  Cash Available For Distribution (CAFD)      45,119  49,382  45,729  50,045  190,275    47,558  49,717  51,953  51,463  200,691    51,237                                  Dividends declared2      39,625   40,641  41,657  41,657  163,579    41,657   42,673  42,673  46,491  173,494    47,643  # of shares3      100,217,260  101,601,662  101,601,662  101,601,662  101,601,662    101,601,662  101,601,662  101,601,662  110,691,722  n/a    110,797,738  DPS (in $ per share)       0.39  0.40  0.41  0.41  1.61     0.41  0.42  0.42  0.42  1.67    0.43  Project debt      5,076.4  4,997.4  4,931.3  4,852.3  4,852.3    4,777.2  5,007.6  5,281.2  5,237.6  5,237.6    5,200.2  Project cash                                Project cash      (546.7)  (469.0)  (568.5)  (496.8)  (496.8)    (535.3)  (510.1)  (602.2)  (533.3)  (533.3)    (624.6)  Net project debt      4,529.6  4,528.4  4,362.8  4,355.6  4,355.6    4,241.9  4,497.5  4,679.0  4,704.3  4,704.3    4,575.6  Corporate debt      697.5  689.6  686.4  723.8  723.8    807.3  837.0  959.7  993.7  993.7    965.3  Corporate cash      (107.9)  (107.0)  (73.2)  (66.0)  (66.0)    (154.9)  (278.7)  (186.7)  (335.2)  (335.2)    (434.2)  Net corporate debt      589.7  582.6  613.2  657.8  657.8    652.4  558.3  773.0  658.5  658.5    531.1                                  Total net debt      5.119.3  5,111.0  4,976.0  5,013.3  5,013.3    4,894.4  5,055.8  5,452.0  5,362.9  5,362.8    5,106.7  Net Corporate Debt/CAFD pre corporate interests4      2.5x  2.5x  2.7x  2.9x  2.9x    2.4x  2.3x  3.3x  3.0x  3.0x    2.6x5  HISTORICAL FINANCIAL REVIEWKey Financials by Quarter  Debt details  Key Financials  US $ in thousands  “Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform this presentation.Dividends are paid to shareholders in the quarter after they are declared.Number of shares outstanding on the record date corresponding to each dividend.  US $ in millions  (4) Ratios presented are the ratios shown on each earnings presentation.(5) For net corporate leverage ratio calculation purposes, corporate net debt as of March 31, 2021, has been calculated proforma including the payment of $170m total investment ($130m equity investment paid in April 2021 plus additional $40m for debt repayment expected in July 2021).

 HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter     2            1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  by Geography                                      NORTH AMERICA          60,441   104,095  109,378  59,052  332,965    59,283  98,648   109,757  63,233  330,921    60,585  SOUTH AMERICA          33,493  35,597  36,671  36,447  142,207    35,654  39,375   36,990  39,441  151,460    38,308  EMEA            127,518  143,646  147,325  117,790  536,280    115,466  117,321   156,240  141,852  530,879    136,297  by Business Sector                                      RENEWABLES            156,817  223,269  229,742  151,261  761,090    150,793  193,881   234,556  173,859  753,089    166,691  EFFICIENT NAT. GAS           34,009  27,689  31,193  29,390  122,281    26,403  25,629   28,086  30,912  111,030    28,408  TRANSMISSION & TRANSP.          24,867  26,231  25,926  26,429  103,453    26,608  26,787   25,834  26,813  106,042    26,614  WATER           5,759  6,149  6,511  6,209  24,629    6,599  9,047   14,511  12,942  43,099    13,477  Total Revenue           221,452  283,338  293,373  213,289  1,011,452    210,403  255,344  302,987  244,526  1,013,260    235,190                                                1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  by Geography                                     NORTH AMERICA           50,870  96,293  108,198  51,881  307,242    52,661  89,954   95,879  40,871   279,365    40,287            84.2%  92.5%  98.9%  88.8%  92.3%    88.8%  91.2%  87.4%  64.6%  84.4%    66.5%  SOUTH AMERICA1           28,212  29,252  30,293  27,589  115,346    28,422  31,380   29,947  30,275  120,024    29,943            84.2%  82.2%  82.6%  75.6%  81.1%    79.7%  79.7%  81.0%  76.8%  79.2%    78.2%  EMEA           102,024  103,807  109,177  83,959  398,968    84,879  92,773  115,132   103,950  396,734    99,840            80.0%  72.3%  74.1%  71.3%  74.4%    73.5%  79.1%  73.7%  73.3%  74.7%    73.3%   by Business Sector                                     RENEWABLES           123,484  177,910  192,168  110,517  604,079    113,670  161,415   181,788  119,412  576,285    115,857            78.7%  79.7%  83.6%  73.1%  79.4%    75.4%  83.3%  77.5%  68.7%  76.5%    69.5%  EFFICIENT NAT. GAS           30,476  23,826  27,983  26,915  109,200    24,462  23,303   27,479  25,762  101,006    23,182            89.6%  86.1%  89.7%  91.6%  89.3%    92.6%  90.9%  97.8%  83.3%  91.0%    81.6%  TRANSMISSION & TRANSP.          21,650  21,936  21,548  20,524  85,658    21,922  22,423   21,702  21,225  87,272    21,203            87.1%  83.6%  83.1%  77.6%  82.7%    82.4%  83.7%  84.0%  79.2%  82.3%    79.7%  WATER           5,496  5,680  5,969  5,473  22,619    5,908  6,966   9,989  8,697  31,560    9,828            95.4%  92.4%  91.7%  88.1%  91.8%    89.5%  77.0%  68.8%  67.2%  73.2%    72.9%  Total Adj. EBITDA incl. unconsolidated affiliates1          181,106  229,352  247,668  163,429  821,556    165,962  214,107   240,958  175,096  796,123    170,070            81.8%  80.9%  84.4%  76.6%  81.2%    78.9%  83.9%  79,5%  71.6%  78.6%    72.3%        Revenue  Adj. EBITDA incl. unconsolidated affiliates                Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates.           US $ in thousands

      1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20   3Q20  4Q20  2020    1Q21  RENEWABLES3 (GWh)      581  1,071  1,048  536  3,236    526  957  1,125  636  3,244    606   (GWh)    383  483  615  694  2,090    644  624  664  642  2,574    542   (availability %)       87.1%  89.9%  101.5%  101.4%  95.0%    102.4%  100.9%  103.8%  101.2%  102.1%    98.3%  TRANSMISSION & TRANSP. (availab.%)    99.9%  100.0%  99.9%  100.0%  100.0%    99.9%  99.9%  100.0%  100.0%  100.0%    100.0%  WATER (availability %)    99.8%  100.6%  103.6%  100.1%  101.2%    101.8%  102.2%  101.1%  95.4%  100.1%    97.5%       1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21  RENEWABLES1 (MW)    1,496  1,496  1,496  1,496  1,496    1,496  1,551  1,551  1,551  1,551    1,591  EFF. NATURAL GAS2 (electric MW)    300  300  343  343  343    343  343  343  343  343    343  TRANSMISSION & TRANSP. (Miles)    1,152  1,152  1,152  1,166  1,166    1,166  1,166  1,166  1,166  1,166    1,166  WATER1 (Mft3/day)    10.5  10.5  10.5  10.5  10.5    10.5  17.5  17.5  17.5  17.5    17.5                  Capacity in operation(at the end of the period)  Production / Availability  5  5  5  Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets.Includes 43 MW corresponding to our 30% share in Monterrey since August 2, 2019.Includes curtailment in wind assets for which we receive compensation.Major maintenance overhaul held in Q1 and Q2 2019 in ACT, as scheduled, which reduced production and electric availability as per the contract. GWh produced includes 30% of the production from Monterrey since August 2, 2019.Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  EFFICIENT NATURAL GAS4  HISTORICAL FINANCIAL REVIEWKey Performance Indicators

       1Q19  2Q19  3Q19  4Q19  2019    1Q20  2Q20  3Q20  4Q20  2020    1Q21                                   US     15.2%  39.8%  35.2%  16.3%  26.6%    18.2%  37.5%  35.2%  17.6%  27.1%    18.0%   Spain     12.1%  26.7%  27.2%  6.7%  18.2%    8.0%  22.1%  28.6%  8.3%  16.8%    9.1%   Kaxu    48.7%  27.8%  27.5%  45.4%  37.3%    28.9%  8.6%  26.8%  44.7%  27.3%    38.9%                                WIND2 Uruguay     33.0%  36.3%  40.9%  38.0%  37.2%    34.6%  40.8%  40.6%  42.8%  39.7%    32.6%  SOLAR      Historical Capacity Factors1  Capacity factor ratio represents actual electrical energy output over a given period of time to the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Includes curtailment production in wind assets for which we receive compensation.   HISTORICAL FINANCIAL REVIEWCapacity Factors

 CURRENCY2  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2021-2025 period, including the acquisitions announced as of May 6, 2021. See “Disclaimer – Forward Looking Statements”.Including the effect of currency hedges.    of long-term interest rates in projects are fixed or hedged2  ~ 90%  90  Denominatedin USD  %  >  73% Renewable13% Efficient Natural Gas11% Transmission & Transport. 3% Water          44% North America35% Europe13% South America 8% RoW          SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown Based on Estimated CAFD1

 As of May 6, 2021   ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING1  YEARS INCONTRACT LEFT6  CURRENCY  RENEWABLE ENERGY  Solana    100%  USA (Arizona)  280 MW  APS  A-/A2/A-  23  USD    Mojave    100%  USA (California)  280 MW  PG&E  BB-/WR/BB  19  USD    Chile PV 1    35%  Chile  55 MW  n/a  n/a  n/a   USD 4    Chile PV 2    35%  Chile  40 MW  n/a  n/a  n/a   USD 4    Coso    100%  USA (California)  135 MW  SCPPA & two CCAs5  Investment grade5  19  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  17/17  EUR 3    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  16/16  EUR 3    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  A/Baa1/A-  11/13  EUR 3    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  16/16  EUR 3    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  16/17  EUR 3    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  A/Baa1/A-  14/14/15  EUR 3    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  A/Baa1/A-  18/18  EUR 3    Seville PV    80%  Spain  1 MW  Kingdom of Spain  A/Baa1/A-  15  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BB/Ba2/BB-2  14  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  13  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  14  USD    Melowind    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB-2  15  USD    Mini-Hydro    100%  Peru  4 MW  Peru  BBB+/A3/BBB+  12  USD  EFFICIENT NATURAL GAS  ACT    100%  Mexico  300 MW  Pemex  BBB/Ba2/BB-  12  USD 4    Monterrey    30%  Mexico  142 MW  Industrial Customers  Not rated  18  USD 4  TRANSMISSION & TRANSPORT.  ATN    100%  Peru  379 miles  Peru  BBB+/A3/BBB+  20  USD 4    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  23  USD 4    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  12  USD 4    Quadra 1/2    100%  Chile  49 miles / 32 miles  Sierra Gorda  Not rated  14/14  USD 4    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa1 /A-  17  USD 4    Chile TL3    100%  Chile  50 miles  CNE  A+/A1/A-  Regulated  USD 4  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  13  USD 4    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  17  USD 4    Tenes    51%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  19  USD 4          Reflects the counterparties’ issuer credit ratings issued by S&P, Moody’s and Fitch, respectively, as of May 6, 2021.For Kaxu, it refers to the credit rating of the Republic of South Africa, and for Palmatir, Cadonal and Melowind, it refers to the credit rating of Uruguay, as UTE is unrated.Gross cash in euros dollarized through currency hedges.USD denominated but payable in local currency.  AT A GLANCESizeable and Diversified Asset Portfolio  (5) Southern California Public Power Authority, with AA- Rating from Fitch, and two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A Rating from S&P.(6) Reflects the years in contract left as of December 31, 2021.

 NON-GAAP FINANCIAL INFORMATIONReconciliation of Non-GAAP Measures  Our management believes Adjusted EBITDA including unconsolidated affiliates and CAFD are useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD is a relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD is used by our management team for determining future acquisitions and managing our growth. Adjusted EBITDA and CAFD are widely used by other companies in the same industry. Our management uses Adjusted EBITDA and CAFD as measures of operating performance to assist in comparing performance from period to period on a consistent basis. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance.We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments; they do not reflect changes in, or cash requirements for, our working capital needs;they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA and CAFD do not reflect any cash requirements that would be required for such replacements;some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; andthe fact that other companies in our industry may calculate Adjusted EBITDA and CAFD differently than we do, which limits their usefulness as comparative measures.EBITDA has been used in this presentation exclusively for the announced acquisition of a wind portfolio in the United States. EBITDA has been calculated as profit/(loss) of the portfolio for the year 2020 after adding back depreciation, amortization, and impairment changes. There were no financing costs or income tax in 2020 in this portfolio.We define Adjusted EBITDA including unconsolidated affiliates as profit/(loss) for the period attributable to the Company, after adding back loss/(profit) attributable to non-controlling interest from continued operations, profit/(loss) from discontinued operations, income tax, share of profit/(loss) of associates carried under the equity method, finance expense net, depreciation, amortization and impairment charges. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including third party debt service and general and administrative expenses.

 RECONCILIATIONReconciliation of Cash Available For Distribution and Adjusted EBITDA to Profit for the period attributable to the Company  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.“Deposits into/ withdrawals from restricted accounts” and “Change in non-restricted cash at project level” are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.   (in thousands of U.S. dollars)    For the three-month period ended March 31,           2021     2020            Profit/(loss) for the period attributable to the Company    $ (19,172)     $ (40,511)  Profit/(loss) attributable to non-controlling interest    8,108     2,246  Profit/(loss) from discontinued operations    (480)    -  Income tax    14,487     (10,147)  Share of loss/(profit) of associates carried under the equity method    (960)     668  Financial expense, net    81,247     100,534  Operating profit    $ 83,230     $ 52,790  Depreciation, amortization, and impairment charges    83,541     109,619  Adjusted EBITDA    $ 166,772     $ 162,409  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    3,298     3,553  Adjusted EBITDA including unconsolidated affiliates1    $ 170,070     $ 165,962  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    (3,298)     (3,553)  Dividends from equity method investments    8,799    5,120  Non-monetary items    (6,177)     (4,334)  Net interest and income tax paid    (30,663)     (11,436)  Principal amortization of indebtedness    (22,693)     (14,898)  Deposits into/ withdrawals from restricted accounts2    (26,576)     32,921  Change in non-restricted cash at project level2    (63,265)     (50,467)  Dividends paid to non-controlling interests    (4,215)     (4,915)  Changes in other assets and liabilities    29,255     (66,843)  Cash Available For Distribution    $ 51,237     $ 47,558

 RECONCILIATIONReconciliation of Adjusted EBITDA including unconsolidated affiliates to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)    For the three-month period ended March 31,           2021    2020  Net cash provided by operating activities    $ 146,708    $ 85,685  Net interest and income tax paid     30,663     11,436  Changes in working capital     (16,963)     59,333  Other non-cash adjustments and other    6,364     5,955  Adjusted EBITDA    $ 166,772     $ 162,409  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    3,298     3,553  Adjusted EBITDA including unconsolidated affiliates1    $ 170,070     $ 165,962  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.

 RECONCILIATIONReconciliation of Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin and Other Reconciliations  Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates.  (in thousands of U.S. dollars)    For the three-month period ended March 31,           2021    2020            Revenue    $ 235,190      $ 210,403             Profit/(loss) for the period attributable to the Company    $ (19,172)     $ (40,511)  Profit/(loss) attributable to non-controlling interest    8,108     2,246  Profit/(loss) from discontinued operations    (480)    -  Income tax    14,487     (10,147)  Share of loss/(profit) of associates carried under the equity method    (960)     668  Financial expense, net    81,247     100,534  Operating profit    $ 83,230     $ 52,790   Operating profit margin    % 35.4% 25.1            Depreciation, amortization, and impairment charges    35.5    52.1            Adjusted EBITDA margin     % 70.9% 77.2  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates    1.4    1.6  Adjusted EBITDA Margin including unconsolidated affiliates1% 72.3% 78.8  (in millions of U.S. dollars)    Full Year 20201  Net Income    $ 33.0  Depreciation and amortization    35.2  EBITDA    $ 68.2  Reconciliation of Wind Portfolio Acquisition EBITDA to Net Income  Reconciliation of Adjusted EBITDA Margin including unconsolidated affiliates to Operating Profit Margin

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: May 6, 2021	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer